[redacted]

14047406

SEC Mail Processing Section

FEB 28 2014

Washington DC 404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2720 Council Tree Avenue, Suite 224
(No. and Street)

Fort Collins (City) Colorado (State) 80525 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Van Den Heever 970-225-0425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202 (Address) Littleton (City) Colorado (State) 80120-4544 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Van Den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE PAUL
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 19944004291
MY COMMISSION EXPIRES APRIL 26, 2018

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) and Members' Equity.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integris Securities LLC

Financial Statements and Report of Independent Certified Public Accountants

December 31, 2013 and 2012

Haynie & Company

Certified Public Accountants

Integris Securities LLC

Financial Statements and Report of Independent Certified Public Accountants

December 31, 2013 and 2012

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

We have audited the accompanying financial statements of Integris Securities LLC (a limited liability corporation), which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integris Securities LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Haynie & Co

Littleton, Colorado
February 26, 2014

Integris Securities LLC
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 49,264	$ 110,862
Certificate of deposit	10,168	10,153
Accounts receivable - net	-	5,000
Prepaid expenses	2,475	2,507
Total Current Assets	$ 61,907	$ 128,522
Liabilities and Member's Equity		
Accounts payable	$ -	$ 5,051
Due to Integris Holdings, LLC	2,881	52,000
Total Current Liabilities	2,881	57,051
Member's Equity		
Member's equity	59,026	71,471
Total Liabilities and Member's Equity	$ 61,907	$ 128,522

The accompanying notes are an integral part of these statements.

Integris Securities LLC

Statements of Income (Loss) and Member's Equity
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commissons	$ 838,858	$1,777,826
Interest	15	25
Total Revenues	838,873	1,777,851
Expenses		
Deal support costs	792,858	1,543,826
Bad Debt Expense	-	145,000
Administrative expenses	58,460	73,696
Total Expenses	851,318	1,762,522
Net Income (Loss)	(12,445)	15,329
Beginning Member's Equity	71,471	45,642
Capital Contributions	-	10,500
Ending Member's Equity	$ 59,027	$ 71,471

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows From Operating Activities		
Transaction fees received	$ 838,858	$1,777,826
Cash paid for service fees and other expenses	(900,456)	(1,713,878)
Net Cash From Operating Activities	(61,598)	63,948
Cash Flows from Financing Activities		
Proceeds from the contribution of capital	-	10,500
Net Cash From Financing Activities	-	10,500
Net Change in Cash	(61,598)	74,448
Cash at Beginning of the Year	110,862	36,414
Cash at End of the Year	$ 49,264	$ 110,862
Reconciliation of Net Income to Net Cash From Operating Activities		
Net income (loss)	$ (12,445)	$ 15,329
Interest gained on certificates of deposit	(15)	(25)
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	5,000	(5,000)
Prepaid expenses	32	(407)
Increase (decrease) in:		
Accounts payable	(5,051)	2,171
Related party payables	(49,119)	51,881
Net Cash From Operating Activities	$ (61,598)	$ 63,948
Supplemental Information:		
Cash paid for Interest	$ -	$ -

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Notes to Financial Statements
December 31, 2013 and 2012

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Integris Securities, LLC (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

The Company was acquired during 2007 and became the wholly owned subsidiary of Integris Holdings, LLC. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Investments
Accounting standards for investments provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

1. Organization and Significant Accounting Policies (continued)

Investments are certificates of deposit stated at fair values (all Level 1 measurements). The balances as of December 31, 2013 and 2012 are $10,168 and $10,153, respectively.

Revenue Recognition
Success fees and other amounts received from customers of the Company's advisory services are recorded as services are performed.

Receivables
Accounts receivable are stated at the amount due, based on the terms of the respective contract. The Company provides an allowance for doubtful accounts, which is determined through specific identification of at risk balances. As of December 31, 2013 and 2012, the allowance for doubtful accounts balances were $-0- and $145,000, resepectively.

Income Taxes
Integris Securities, LLC is considered a pass-through entity for tax purposes. The Company believes that is has no uncertain tax positions as of December 31, 2013 and 2012. Tax years that remain subject to examination are years 2010 and forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Subsequent Events
The Company has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued. During this period, the Company was not aware of any material recognizable subsequent events.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2013 and 2012, the Company had net capital of $56,526 and $63,939, respectively.

3. Investments

Investments are carried at fair value based on quoted prices in active markets (all level 1) and consist of the following at December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012	
	Fair Value	Cost	Fair Value	Cost
Certificates of Deposit	$10,168	$10,168	$10,153	$10,153

4. Related Party Transactions

In 2007 the Company entered into an agreement with its parent company, Integris Holdings, LLC for the provision of funds for operating purposes. At December 31, 2013 and 2012, there was $2,881 and $54,881 due to the parent company, respectively.

The Company also pays certain success fee costs and administrative expenses to its majority owner. In 2013 and 2012, the Company paid $827,429 and $1,578,397, respectively.

5. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces.

5. Concentrations of Risk (continued)

The following summarizes revenue concentrations by customer for the years ended December 31, 2013 and 2012:

	2013		2012
Customer A	100%	Customer B	28%
		Customer C	24%
		Customer D	23%
		Customer E	16%
		Others	9%

Integris Securities LLC

Supplementary Information

Integris Securities LLC
Computations of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2013 and 2012

	2013	2012
Net Capital		
Total member's equity	$ 59,026	$ 71,471
Deductions		
Disallowed receivables	-	(5,000)
Disallowed prepaid expenses	(2,475)	(2,507)
Haircuts	(25)	(25)
Total Deductions	(2,500)	(7,532)
Total Net Capital	$ 56,526	$ 63,939
Aggregate Indebtedness		
Payables and accruals	2,881	57,051
Total Aggregate Indebtedness	$ 2,881	$ 57,051
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 192	$ 3,803
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 51,526	$ 58,939
Ratio of aggregate indebtedness to net capital	0.05	0.89

Reconciliation with Company's computation included in Part II of Form X-17a-5:		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 56,526	$ 63,939
Net capital per above	$ 56,526	$ 63,939

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Integris Securities LLC
Fort Collins, CO

In planning and performing our audit of the financial statements of Integris Securities LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Integris Security LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Integris Securities LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Integris Securities LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Integris Securities LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Integris Securities LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Integris Securities LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Integris Securities LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co

Littleton, Colorado
February 26, 2014

Haynie &
Company
Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Integris Securities LLC
2720 Council Tree Ave. Suite 224
Fort Collins, Colorado 80525

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Integris Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Integris Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Integris Securities LLC's management is responsible for the Integris Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts on the audited Form X-I 7A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments were reported;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 26, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044710 FINRA DEC
INTEGRIS SECURITIES LLC 17*17
2720 COUNCIL TREE AVE STE 224
FORT COLLINS CO 80525-6329

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kim Collins 303-791-0560

2. A. General Assessment (item 2e from page 2)		$ 2097.19
B. Less payment made with SIPC-6 filed (**exclude interest**)		(0)
_______________ Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2097.19
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2097.19	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Integris Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ______________, 20 ____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-13
and ending 12-31-13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 838874
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 838874
2e. General Assessment @ .0025	$ 2097.19
	(to page 1, line 2.A.)